FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of

April, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co. of Chile Inc.

(Translation of registrant’s name into English)

Santa Rosa 76,

Santiago, Chile

(562) 26309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

Empresa Nacional de Electricidad S.A. (the “Company”) is incorporating by reference the information and exhibit set forth in this Report on Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-195009) filed on April 3, 2014.

Other Events

In connection with the Company’s offering of US$400,000,000 of its 4.250% Notes due 2024, the Company is filing on Form 6-K (i) the form of debt securities and (ii) the Second Supplemental Indenture dated April 15, 2014 by and between the Company and The Bank of New York Mellon (as successor trustee to The Chase Manhattan Bank), as trustee.

Exhibit 4.1	Second Supplemental Indenture dated April 15, 2014 by and between the Company and The Bank of New York Mellon (as successor trustee to The Chase Manhattan Bank), as trustee.

Exhibit 4.2	Form of debt securities (included as Exhibit A to Exhibit 4.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Nacional de Electricidad S.A.

By:	/s/ Joaquín Galindo V.
Name: Joaquín Galindo V. Title: Chief Executive Officer

Dated: April 15, 2014